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	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.		)*

SHOWBIZ PIZZA TIME, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

0008253881
(CUSIP Number)

ROBERT C. SCHWENKEL
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NY 10004
212-859-8167

GARY J. COHEN
SIDLEY & AUSTIN
555 WEST FIFTH STREET
SUITE 4000
LOS ANGELES, CA 90013-1010
213-896-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

APRIL 17, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 39 Pages

SCHEDULE 13D
CUSIP No.	0008253881		Page	2 	of	39 	Pages

21
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NEW VALLEY CORPORATION
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION DO NOT TYPE IN THIS CELL
NEW YORK
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
761,519
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
761,519
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D
CUSIP No.	0008253881		Page	3 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

NEW VALLEY HOLDINGS, INC.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
761,519
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
761,519
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
CO; HC

SCHEDULE 13D
CUSIP No.	0008253881		Page	4 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BGLS INC.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
761,519
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
761,519
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
CO; HC

SCHEDULE 13D
CUSIP No.	0008253881		Page	5 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROOKE GROUP LTD.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
761,519
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
761,519
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
CO; HC

SCHEDULE 13D
CUSIP No.	0008253881		Page	6 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BENNETT S. LEBOW
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
761,519
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
761,519
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D
CUSIP No.	0008253881		Page	7 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CANYON PARTNERS INCORPORATED
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
N/A
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
CALIFORNIA
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
0
8
SHARED VOTING POWER
0
9
SOLE DISPOSITIVE POWER
0
10
SHARED DISPOSITIVE POWER
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
CO; BD

SCHEDULE 13D
CUSIP No.	0008253881		Page	8 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CPI SECURITIES, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
CALIFORNIA
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
15,800
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
15,800
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D
CUSIP No.	0008253881		Page	9 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CANPARTNERS INCORPORATED
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
CALIFORNIA
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
15,800
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
15,800
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D
CUSIP No.	0008253881		Page	10 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MITCHELL R. JULIS
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
PF; AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION DO NOT TYPE IN THIS CELL
UNITED STATES
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
17,600
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
17,600
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D
CUSIP No.	0008253881		Page	11 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

R. CHRISTIAN B. EVENSEN
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
PF; AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
16,800
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
16,800
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D
CUSIP No.	0008253881		Page	12 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JOSHUA S. FRIEDMAN
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
15,800
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
15,800
10
SHARED DISPOSITIVE POWER DO NOT TYPE IN THIS CELL
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D
CUSIP No.	0008253881		Page	13 	of	39 	Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

K. ROBERT TURNER
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[X]
(b)	[ ]
3
SEC USE ONLY
4
SOURCE OF FUNDS*
PF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
500
8
SHARED VOTING POWER
9
SOLE DISPOSITIVE POWER
500
10
SHARED DISPOSITIVE POWER
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,619
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14
TYPE OF REPORTING PERSON*
IN

ITEM 1.	Security and Issuer
This Schedule relates to the common stock, par value
$0.10 per share ("Common Stock") of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company"). The address of the principal executive office of the Company is: 4441 West Airport Freeway, P.O. Box 152077, Irving, Texas 75015, (214) 258-8507.
ITEM 2.	Identity and Background
(a)	This Schedule is being filed by the following
persons:
(i)	New Valley Corporation ("New Valley"), a New
York corporation in which New Valley Holdings,
Inc. ("N.V. Holdings") holds approximately 42%
of the common stock, approximately 49.76% of the
Class A Preferred Stock and approximately 1.82%
of the Class B Preferred Stock and in which BGLS
Inc. ("BGLS") holds approximately 0.2% of the
common stock;
(ii)	N.V. Holdings, a Delaware Corporation, which is
a wholly-owned subsidiary of BGLS;
(iii)	BGLS, a Delaware Corporation, which is a
wholly-owned subsidiary of Brooke Group Ltd.
("BGL");
(iv)	BGL, a Delaware Corporation, in which Bennett S.
LeBow is the direct or indirect owner of 57.9%
of the common stock;
(v)	Bennett S. LeBow;
(vi)	Canyon Partners Incorporated ("CPI"), a
California Corporation, in which CPI Securities,
L.P. ("CPIS") holds 100% of the capital stock;
(vii)	CPIS, a California Limited Partnership,
the general partner of which is Canpartners
Incorporated ("Canpartners");
(viii)	Canpartners, a California Corporation, the
capital stock of which is owned one-third each
by Mitchell R. Julis, R. Christian B. Evensen
and Joshua S. Friedman;
(ix)	Messrs. Julis, Evensen and Friedman; and
(x)	K. Robert Turner.
Page 14 of 39 Pages
Each of the persons listed in (i) to (x) above is
hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 780,619 shares of Common Stock (the "Shares") or approximately 6.4% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").
The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement except for the securities stated herein to be beneficially owned by such Reporting Person.
(b),(c)	On January 18, 1995, New Valley emerged from
bankruptcy reorganization proceedings and completed substantially all distributions to creditors under its First Amended Joint Chapter 11 Plan of Reorganization, as amended (the "Plan"). Pursuant to the Plan, New Valley sold the assets and operations with which it provided domestic and international money transfer services, bill payment services, telephone cards, money orders and bank card services to First Financial Management Corporation ("FFMC"). The Investment Company Act of 1940, as amended (the "Investment Company Act"), and the rules and regulations thereunder, require the registration of, and impose various substantive restrictions on, companies that (i) engage primarily in the business of investing, reinvesting or trading in securities or (ii) engage in the business of investing, reinvesting, owning, holding or trading in securities and own or propose to acquire "investment securities" having a value exceeding 40% of a company's "total assets" (excluding United State government securities and cash items). For purposes of the Investment Company Act, "investment securities" include stocks, bonds and other securities (such as the Shares), but exclude United States government securities and securities issued by majority-owned subsidiaries that are not investment companies. New Valley is relying on the temporary exemption from registration provided by Rule 3a-2 under the Investment Company Act. Pursuant to that Rule, the executive committee of the Board of Directors of New Valley has adopted a resolution that New Valley shall use reasonable efforts to become engaged, as soon as reasonably possible, and, in any event, within the one-year period prescribed by Rule 3a-2, primarily in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, and that, if said reasonable efforts do not result in New Valley's becoming engaged in such business or businesses on or prior to the end of such one-year period, New Valley will seek to obtain an extension of such date or an exemption from the Securities and Exchange Commission (the "SEC") or no-action position from the SEC staff with respect to registration under the Investment Company Act. New Valley is currently engaged in the business of operating its messaging services business which FFMC has an option to buy and New Valley has an option to sell to FFMC. As its principal business, New Valley plans to acquire operating businesses through merger, purchase of assets, stock
Page 15 of 39 Pages
acquisition or other means, or to acquire control of operating companies through one of such means, with the purpose of primarily being in a business or businesses other than that of investing, reinvesting, owning, holding or trading securities within a time frame and in a manner such that it will not be required to register under the Investment Company Act. In the interim, New Valley intends to invest its liquid assets consistent with preservation of their value.
BGL, through its subsidiaries, is primarily involved in
the manufacture and sale of cigarettes. BGLS is a holding company for various businesses of BGL, including N.V. Holdings which is the immediate holding company of New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL and N.V. Holdings, Chairman of the Board and President of BGLS and Chairman of the Board and Chief Executive Officer of New Valley and holds various positions with BGL's subsidiary companies. A list of the directors and executive officers of each of BGL, BGLS, N.V. Holdings and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of BGL, BGLS and New Valley and their respective directors and executive officers and the business address of Mr. LeBow is 100 S.E. Second Street, Miami, Florida 33131. The principal business and principal office of N.V. Holdings and its directors and executive officers is 204 Plaza Centre, 3505 Silverside Road, Wilmington, Delaware 19810.
		Canpartners, through its subsidiaries and
affiliates, including CPIS and CPI, is primarily involved in trading securities for its own account and the account of others and in investment advisory and investment banking services.
Mr. Evensen, a director and President of each of Canpartners and CPI, holds 26.33% of the limited partnership interests in CPIS and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a director and Vice President and Secretary of each of Canpartners and CPI, holds 26.33% of the limited partnership interests in CPIS and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a director and Vice President and Treasurer of each of Canpartners and CPI, holds 26.33% of the limited partnership interests in CPIS and holds various positions or limited partnership interests in affiliates of Canpartners.
Mr. Turner is a shareholder of Canpartners Realty Incorporated, a California corporation, and other affiliates of Canpartners. The principal business and principal office address of each of Canpartners, CPIS, CPI and Messrs. Evensen, Friedman, Julis and Turner is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.
(d),(e)	None of the Reporting Persons, and to the best
knowledge of the Reporting Persons, none of the persons listed in Schedule A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a
Page 16 of 39 Pages
judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)	Each Reporting Person who is a natural person is a
citizen of the United States of America, and, to the best knowledge of the Reporting Persons, each of the persons named in Schedule A is a citizen of the United States.
ITEM 3.	Source and Amount of Funds or Other Consideration
The aggregate purchase price for the 761,500 shares of
Common Stock acquired by New Valley was $7,451,191.25 excluding brokerage commission. New Valley used its own working capital funds to purchase such shares. The remaining 19 shares of Common Stock held by New Valley were acquired pursuant to certain bankruptcy proceedings.
The aggregate purchase price for the 15,800 shares of
Common Stock acquired by CPIS was $200,997.50. CPIS used its own working capital funds to purchase such shares.
The aggregate purchase price for the 800 shares of Common
Stock acquired by Mitchell R. Julis was $12,439.50. Mr. Julis used his personal funds to purchase such shares. The remaining 1,000 shares of Common Stock held by Mr. Julis were received by way of stock dividend.
The aggregate purchase price for the 1,000 shares of
Common Stock acquired by R. Christian B. Evensen was $13,125. Mr. Evensen used his personal funds to purchase such shares.
The aggregate purchase price for the 500 shares of Common
Stock acquired by K. Robert Turner was $6,468.75. Mr. Turner used his personal funds to purchase such shares.
ITEM 4.	Purpose of Transaction
The Shares were acquired with a view towards the
Reporting Persons influencing certain material business decisions relating to the future of the Company, including, in particular, decisions relating to debt and/or equity financing of the Company. In this connection, the Reporting Persons may suggest the possibility of New Valley providing such financing. New Valley intends promptly to contact the Company to seek a meeting to discuss its investment in the Company and to explore with the Company possible financing alternatives.
Page 17 of 39 Pages
Depending upon the Company's response to the Reporting
Persons' views regarding possible financing scenarios, the Reporting Persons will consider a variety of alternatives with respect to their investment in the Company, including, without limitation, (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.
Except as set forth above, the Reporting Persons have no
plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	Interest in Securities of the Issuer
(a)	As of the date hereof, each of the Reporting
Persons, acting as a group within the meaning of Sections 13(d)(3) of the Act, was the beneficial owner of an aggregate of 780,619 shares of Common Stock of the Company, which constituted approximately 6.4% of the 12,275,177 shares of Common Stock outstanding as of March 17, 1995 (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
(b)	With respect to the 761,519 shares of the Common
Stock acquired by New Valley, New Valley exercises both voting power and dispositive power. Since Mr. Lebow holds a controlling interest in BGL, which in turn controls BGLS, which in turn controls N.V. Holdings, which in turn controls New Valley, each of these Reporting Persons may be deemed to exercise both voting power and dispositive power with respect to such shares.
Page 18 of 39 Pages
With respect to the 15,800 shares of Common Stock
acquired by CPIS, CPIS exercises both voting power and dispositive power and since CPIS is controlled by Canpartners, Canpartners exercise both voting and dispositive power with respect to such shares. Canpartners is, in turn, controlled equally by
Messrs. Evensen, Friedman, and Julis and each of these Reporting Persons therefore excercises both voting and dispositive power with respect to the said 15,800 shares of Common Stock.
Mr. Evensen possesses both sole voting and sole
dispositive power with respect to the 1,000 shares of Common Stock acquired by him. Mr. Julis possesses both sole voting and sole dispositive power with respect to the 1,800 shares of Common Stock acquired by him. Mr. Turner possesses both sole voting and sole dispositive power with respect to the 500 shares of Common Stock acquired by him. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Persons' shares of Common Stock.
Under the definition of "beneficial ownership" in
Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Shares owned by each other Reporting Person since (i) Mr. LeBow holds a controlling interest in BGL, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of NV Holdings which in turn controls New Valley, (ii) Messrs. Evensen, Friedman and Julis each hold one-third of the capital stock of Canpartners, which is the general partner of CPIS, which in turn owns 100% of the capital stock of CPI, and (iii) pursuant to an agreement between CPI and New Valley (a copy of which is attached as Exhibit B and is incorporated herein by reference), CPI and New Valley have agreed to act together with respect to certain matters concerning the Common Stock. Under the aforementioned definition of "beneficial ownership," it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Shares and share the voting and dispositive powers with regard to the Shares. Neither the filing of this statement nor any of its contents shall be construed as an admission that the directors of New Valley are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c)	Exhibit C hereto contains information as to all
transactions in the Common Stock of the Company effectuated during the past 60 days by the Reporting Persons. All of the purchases reflected on Exhibit C were made for cash in open market, over the counter transactions. Except as set forth on Exhibit C, none of the Reporting Persons have effected any transactions in the Common Stock in the past 60 days.
Page 19 of 39 Pages

(d)	No persons other than New Valley, CPIS, Mr. Julis,
Mr. Evensen and Mr. Turner have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	N/A
ITEM 6.	Contracts, Arrangements, Understandings or Relationships
with
Respect to Securities of the
Issuer.
On March 15, 1995, New Valley entered into an agreement
with CPI (a copy of which is attached as exhibit B and is incorporated herein by reference) in which New Valley agreed to, among other things, retain CPI as its exclusive financial advisor in connection with New Valley's consideration of a possible investment in the Company. In compensation for services rendered and to be rendered under such agreement, New Valley agreed to pay
CPI certain fees specified therein.
ITEM 7.	Material to be Filed as Exhibits
Exhibit A:	Executive Officers and Directors of BGL, BGLS, N.V.
Holdings, New Valley, Canpartners and CPI.
Exhibit B:	Agreement dated March 15, 1995, between New Valley
and CPI.
Exhibit C:	Transactions in the Common Stock in the last 60 days.
Exhibit D:	Joint Filing Agreement among the Reporting Persons
dated the date hereof.
Page 20 of 39 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 26, 1995

NEW VALLEY CORPORATION


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BGLS INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BROOKE GROUP LTD.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer

Page 21 of 39 Pages

BENNETT S. LEBOW


By:	/s/ Bennett S. Lebow


CANYON PARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


C.P.I. SECURITIES, L.P.

By:	Canpartners Incorporated, its General Partner


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


CANPARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R Christian B. Evensen

Page 22 of 39 Pages

JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner

Page 23 of 39 Pages

EXHIBIT A

SCHEDULE 13D
Executive Officers and Directors:

Brooke Group Ltd.:

Name:                      Present Principal Occupation or Employment:

Bennett S. LeBow           Director, Chairman of the Board,
                           President and Chief Executive Officer

Gerald E. Sauter           Director, Vice President, Chief
                           Financial Officer, Secretary and
                           Treasurer

Robert J. Eide             Director

Jeffrey S. Podell          Director

BGLS Inc.:

Name:                      Present Principal Occupation or Employment:

Bennett S. LeBow           Director, Chairman of the Board and
                           President

Gerald E. Sauter           Director, Vice President, Secretary,
                           Chief Financial Officer and Treasurer

Robert J. Eide             Director

Jeffrey S. Podell          Director

New Valley Holdings, Inc.:

Name:                      Present Principal Occupation or Employment:

Bennett S. LeBow           Director, Chairman of the Board,
                           President, and Chief Executive Officer

Gerald E. Sauter           Director, Vice President, Secretary,
                           Chief Financial Officer and Treasurer

Robert J. Eide             Director

Jeffrey S. Podell          Director
Page 24 of 39 Pages

New Valley Corporation:

Name:

Bennett S. LeBow           Director, Chairman of the Board and
                           Chief Executive Officer

Howard M. Lorber           Director, President and Chief Operating
                           Officer

Gerald E. Sauter           Director, Vice-President, Treasurer and
                           Chief financial Officer

Arnold I. Burns            Director

Ronald J. Kramer           Director

Paul L. McDermott          Director

Richard S. Ressler         Director

Henry C. Beinstein         Director

Barry W. Ridings           Director

Marc N. Bell               Secretary

Canpartners Incorporated

R. Christian B. Evensen    Director and President

Mitchell R. Julis          Director, Vice-President and Treasurer

Joshua S. Friedman         Director, Vice-President and Secretary

Canyon Partners Incorporated

R. Christian B. Evensen    Director and President

Mitchell R. Julis          Director, Vice-President and Treasurer

Joshua S. Friedman         Director, Vice-President and Secretary

Page 25 of 39 Pages

EXHIBIT B
Mr. Bennett S. Lebow
March 15, 1995

March 15, 1995


Mr. Bennett S. Lebow
Chairman of the Board
  and Chief Executive Officer
New Valley Corporation
100 Southeast 2nd Street
Miami, FL  33131

Dear Mr. Lebow:

In accordance with our recent conversations, this
letter (the "Agreement") will confirm the understanding that Canyon Partners Incorporated ("Canyon"), will be pleased to serve as the exclusive financial advisor and securities placement agent on behalf of New Valley Corporation and its affiliates and affiliated group (collectively, the "Company"), under the terms and subject to the conditions set forth herein, in connection with the Company's consideration of a possible investment in ShowBiz Plaza Time, Inc. ("ShowBiz"), either through acquisition of common stock in the secondary market, or through acquisition of any debt or equity or other securities of ShowBiz directly from ShowBiz or otherwise, or in any other transaction or series of transactions which involve the purchase of any securities in ShowBiz or the disposition of any of ShowBiz's assets or business operations outside of the ordinary course of business, by means of merger, consolidation, joint-venture, exchange offer, purchase or sale of stock or assets, liquidation or other transaction, (hereinafter referred to as the "Transaction" or "Transactions"). The purpose of this letter is to summarize our understanding of the key aspects of the proposed Transactions.
In consideration of our agreement to act on behalf of
the Company in connection with such matters, the Company hereby agrees as follows:
I.	Exclusivity
1.	The Company hereby retains and authorizes Canyon
to act as its exclusive financial advisor agent in connection with the Transaction.
Page 26 of 39 Pages

Mr.Bennett S. Lebow
March 15, 1995
Page 2


2.	The Company hereby agrees that it has not
retained or caused to be retained and, during the term of this Agreement, will not retain or cause to be retained any other financial advisor or agent to advise or assist with the
Transaction without the prior written consent of Canyon.
II.	Compensation
1.	In payment for services rendered and to be
rendered hereunder by Canyon in connection with the Transactions, the Company agrees to pay Canyon: (i) in the event that the Transactions result in a change of control of ShowBiz in favor of the Company, a fee of $2.5 million (the "Merger Success Fee");
plus (ii) a fee based upon the principal amount of ShowBiz securities purchased by the Company from ShowBiz equal to 3.5% of the principal amount of the securities so purchased (the
"Placement Fee"); plus (iii) in the event that there is no change of control, but the Company sells any ShowBiz securities it has purchased whether from ShowBiz or from third parties in public or private transactions at a price in excess of the purchase price therefor, a fee equal to 15% of the difference between the sale price of such shares less the sum of (i) the purchase price of such shares and (ii) 8% simple interest per annum on such purchase price of such shares (the "Share Profit Fee"), 30% of the Merger Success Fee shall be credited against any Placement Fee otherwise due pursuant to this provision.
2.	In addition the Company shall engage Canyon and
its affiliated broker dealer to effectuate all purchases and sales of ShowBiz securities at standard commission rates.
3.	The Company will be responsible for all of its out-of-pocket and other expenses of the Transaction including, but not limited to, its own accounting and legal fees, registration fees, printing and travel costs. The Company also agrees to reimburse Canyon upon Canyon's request, for all reasonable expenses (including legal fees and disbursements of counsel and travel and other out-of-pocket expenses) incurred by it in connection with the engagement contemplated by this Agreement. Canyon will be entitled to reimbursement for all such expenses regardless of whether or not the Transactions are consummated. Furthermore, the Company agrees promptly to pay
Page 27 of 39 Pages

Mr.Bennett S. Lebow
March 15, 1995
Page 3


Canyon all expenses (including reasonable attorneys'
fees and costs) in connection with the enforcement of this
Agreement.
4.	The Company agrees to indemnify Canyon and the
indemnified parties named therein in accordance with the terms and provisions of that certain Indemnification Agreement attached hereto as Exhibit A, which Indemnification Agreement is incorporated herein and made a part of this Agreement.
5.	In addition to the transactions outlined above,
in the event that the Company successfully concludes a Transaction resulting in the purchase of newly issued securities from ShowBiz, the Company shall engage Canyon as its exclusive agent with respect to any subsequent sales by the Company of such securities. The fee payable to Canyon with respect to any such sales shall be 3/8 of 1% of the face value of the securities sold.
II.	Co-Investing
The Company hereby grants to Canyon and its affiliates
and managed accounts the right, but not the obligation to invest up to 25% of the funds required for the Transaction pari-passu with the Company from time to time during the term of the Agreement.
IV.	Other Agreements
This Agreement between the Company and Canyon is separate and apart from all other compensation agreements and/or obligations which the Company may have with other financial advisors, consultants and/or business brokers currently or which may arise while this Agreement is binding.
Page 28 of 39 Pages

Mr.Bennett S. Lebow
March 15, 1995
Page 4


V.	Governing Law
This Agreement shall be governed by the internal laws
of the State of New York.
VI.	Authority
Each of the parties hereto represents that it has the
full corporate authority and power to execute and carry out the terms of this Agreement.
VII.	Modification
This Agreement sets forth the entire understanding of
the parties relating to the subject matter hereof and supersedes and cancels any prior communications, understandings and agreements between the parties. This Agreement may not be modified or changed nor any of these provisions be waived except by a writing signed by the party against whom the modification, waiver or change is asserted.
VIII.	Confidentiality/Advice
1.	Any advice provided by Canyon under this
Agreement shall not, without prior approval by Canyon, be disclosed to third parties other than attorneys, representatives and affiliates controlled by the Company, except to the extent such disclosure is, in the written opinion of counsel, required by law, nor shall reference to Canyon's engagement under this Agreement be disclosed by the Company without Canyon's prior written consent, unless required by law.
2.	The Company agrees that Canyon may place
advertisements in financial and other newspapers or publications describing the services performed hereunder.
Page 29 of 39 Pages

Mr.Bennett S. Lebow
March 15, 1995
Page 5


3.	In connection with its services hereunder, the
Company agrees to provide to Canyon timely access to all information appropriate or necessary to the consummation of the Transaction, including copies of all documents concerning ShowBiz, access to all trading information, and any other material in the possession of the Company which may be germane to Canyon's services hereunder. The Company recognizes that Canyon will rely upon such information without independent verification or investigation.
IX.	Successors and Assigns
The benefits of this Agreement shall inure to the
respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns. The obligations and liabilities assumed under this Agreement by the parties hereto shall be binding upon their respective successors and assigns.
X.	Notices
All notices to the respective parties hereto shall be
deemed to be duly given or made when delivered by hand, upon deposit in the mail (postage pre-paid), in the case of telegraphic notice, when delivered to the telegraph company or in the case of telex or facsimile notice, when sent, addressed as follows, or to such other address as may be hereafter notified by the respective parties hereto.
New Valley Corporation
100 Southeast 2nd Street
Miami, FL  33131
Attention:  Bennett S. Lebow
Fax:  305 579-8001

Page 30 of 39 Pages

Mr.Bennett S. Lebow
March 15, 1995
Page 6


Canyon Partners Incorporated
9665 Wilshire Boulevard, Suite 200
Beverly Hills, CA  90212
Attention:  Joshua S. Friedman
Fax:  310 247-2701

XI.	Termination

This Agreement will terminate upon the earliest to occur of (i) consummation of the Transaction involving a change of control of ShowBiz in favor of the Company, or (ii) December 31, 1995, (the earliest to occur of clauses (i) or (ii) being referred to as the "Termination Date") unless extended by mutual consent. Notwithstanding the foregoing, it is understood that the provisions of Sections II, V, VIII and Exhibit A will survive any termination. The Company agrees that notwithstanding the provisions of Section 11, if this Agreement is terminated prior to the consummation of the Transaction and a Transaction is thereafter consummated within two years after the Termination Date, the Company will pay to Canyon all fees and expenses due under Section 11 upon the occurrence of any event for which compensation would be due if this Agreement were then in effect. Page 31 of 39 Pages

Mr.Bennett S. Lebow
March 15, 1995
Page 7


If the foregoing correctly sets forth our Agreement and is in accordance with your understanding, please so indicate by signing the enclosed copy in the space provided, and returning one copy of this Agreement to us.
Very truly yours,

Canyon Partners Incorporated



By:  /s/ Joshua S. Friedman
Joshua S. Friedman
Managing Partner

Confirmed and Agreed To:

New Valley Corporation


By:  /s/ Bennett S. Lebow
Bennett S. Lebow
Chairman of the Board and
Chief Executive Officer


Page 32 of 39 Pages

EXHIBIT "A"

INDEMNITY AGREEMENT

In consideration of the agreement of Canyon Partners
Incorporated and its affiliates ("Canyon") to undertake certain assignments pursuant to that certain accompanying engagement letter dated March 15, 1995, by and between New Valley Corporation (the "Company") and Canyon (the "Engagement Letter"), the Company agrees to indemnify and hold harmless Canyon and its affiliates, their respective officers, directors, employees and agents and each person, if any, who controls Canyon, (collectively the "Indemnified Parties" and individually an "Indemnified Party"), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities and expenses, (including, and without limitation, reasonable costs of investigating, preparing or defending, or if not a party, of responding as a witness or as custodian of documents or in any manner related thereto, and reasonable attorneys' fees and expenses incurred in connection therewith) (collectively "Losses") suffered by an Indemnified Party to the extent that such Losses arise out of or are based upon, directly or indirectly, in whole or in part: (i) the Engagement Letter referred to herein; (ii) any use (whether authorized or not) by the Company of any services provided by the Indemnified Parties herein; (iii) the performance by the Indemnified Parties, or any of them, of the services contemplated in the Engagement Letter; (iv) any transaction contemplated by the Engagement Letter or any similar or related transaction; (v) any claim (regardless of the proponent thereof) that the performance of the obligations of the parties under or pursuant to the Engagement Letter was or is unfair, inequitable, fraudulent, a breach of fiduciary or otherwise contrary to law, or involved any alleged omission to state a material fact or any alleged misleading or untrue statement in connection therewith; or (vi) any other claim relating to or involving the transaction referred to in the Engagement Letter or any similar or related transaction which subjects the Indemnified Parties or any of them to any Losses; provided, however, that no Indemnified Party shall be entitled to indemnification by the Company hereunder with respect to any losses arising out of the gross negligence or willful misconduct of each such Indemnified Party.
If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Indemnified Party in respect of which Indemnity may be sought from the Company, such Indemnified Party shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses related thereto. Failure to promptly notify the Company will not relieve the Company from any duty to indemnify under this agreement, except if the Company's indemnification obligation is materially adversely effected due to any such delay. An Indemnified Party upon written notice to the Company, shall have the right to employ
Page 33 of 39 Pages
counsel in any action and to participate in the defense thereof and the reasonable fees and expenses of such counsel shall be at the expense of the Company only if (a) the Company shall have failed promptly to assume the defense of such action or proceeding or (b) the named parties to such action or proceeding have been advised by counsel that the representation by the same counsel would be impermissible due to conflict of interests under applicable standards of professional responsibility; provided that in the case of clause (b) above, the counsel retained by any Indemnified Party must be reasonably acceptable to the Company (if any such Indemnified Party notifies the Company in writing that it elects to employ separate counsel, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Party, provided, however, that the Company shall not, in connection with any such action or proceeding or separate but substantially similar or related actions or proceedings, be liable for the fees and expenses of more than one firm of attorneys). The Company shall not be liable for any settlement of any such action or proceeding affected without its prior written consent, but if any action or proceeding is settled with its written consent, or if there be a final judgment against the Indemnified Party in any such action or proceeding, the Company agrees to indemnify and hold harmless any such Indemnified Party from and against any loss (to the extent and subject to the exceptions stated above) by reason of such settlement or judgment. If the indemnification provided for in this Indemnity
Agreement is held to be unenforceable although applicable in accordance with its terms to an Indemnified Party under the first paragraph hereof in respect of any Losses, referred to therein, except due to the gross negligence or willful misconduct of the party seeking indemnification, then the Company, in lieu of indemnifying such Indemnified Party in full as provided above, agrees that it shall pay 100% of the loss and shall receive from the Indemnified Party as a result of such Losses an amount (a) in such proportion as is appropriate to reflect on the one hand the relative benefits received by the Company from the transactions contemplated under the Engagement Letter and on the other hand the relative benefits received by the Indemnified Party for the services rendered hereunder or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company on the one hand and of the Indemnified Party on the other, as well as any other relevant equitable considerations. Furthermore, the Indemnified Parties, in the aggregate, shall not be required to contribute any amount in excess of the amount of fees received by Canyon under the Agreement.
The Indemnity and contribution obligations of the Company under this Indemnity Agreement shall be in addition to any liability or obligation the Company may otherwise have to an Indemnified Party. Terms which are not otherwise defined in this Page 34 of 39 Pages

Indemnity Agreement are to have the same meaning as are given defined terms in the Engagement Letter.
	New Valley Corporation


	By:  /s/ Bennett S. Lebow
	Bennett S. LeBow
	Chairman of the Board and
	Chief Executive Officer


Page 35 of 39 Pages

EXHIBIT C

Transactions in the Common Stock
by New Valley in the last 60 days

Trade Date  Quantity    Price    Principal   $ Comm       Net
03/27/95	     20,000    10.0000   $200,000    $1,200   $201,200.00
03/29/95       5,000     9.8750     49,375       300     49,675.00
03/30/95      12,000     9.8750    118,500       720    119,220.00
03/31/95      30,000     9.8750    298,250     1,800    298,050.00
04/05/95       5,000     9.8125     49,063       300     49,362.50
04/06/95       5,000     9.8125     49,063       300     49,362.50
04/07/95       7,500     9.8125     73,594       450     74,043.75
04/10/95       2,500     9.8750     24,888       150     24,837.50
04/11/95      11,500     9.8400    113,160       690    113,850.00
04/12/95      50,000     9.8280    491,400     3,000    494,400.00
04/13/95	    150,000     9.8750  1,481,250     9,000  1,490,250.00
04/13/95    	100,000     9.7500    975,000     6,000    981,000.00
04/13/95    	175,000     9.7500  1,708,250    10,500  1,718,750.00
04/17/95    	188,000     9.7000  1,823,600    11,280  1,834,880.00

No other Reporting Person has made any transaction in the Common Stock in the last 60 days.

Page 36 of 39 Pages

EXHIBIT D

JOINT FILING AGREEMENT


New Valley Corporation, New Valley Holdings, Inc.,
BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, C.P.I. Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen, Joshua S. Friedman and
K. Robert Turner, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Common Stock, $.10 par value per share, of Showbiz Pizza Time, Inc. are, and will be, filed jointly on behalf of each such person.

Dated:  April 26, 1995
NEW VALLEY CORPORATION


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BGLS INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer

Page 37 of 39 Pages

BROOKE GROUP LTD.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BENNETT S. LEBOW


By:	/s/ Bennett S. Lebow


CANYON PARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


C.P.I. SECURITIES, L.P.

By:	Canpartners Incorporated, its General
Partner


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


CANPARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President

Page 38 of 39 Pages

MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R. Christian B. Evensen


JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner


Page 39 of 39 Pages